AMENDED AND RESTATED BYLAWS
OF
Stratifind, Inc.

ARTICLE I – OFFICES

The principal office of the Corporation shall be at such place as the Board of Directors may determine. The Corporation shall maintain a registered office in the State of Delaware as required by law.

ARTICLE II – STOCKHOLDERS

Section 2.1 Meetings. Meetings of stockholders may be held at such place, within or without the State of Delaware, or solely by means of remote communication, as determined by the Board.

Section 2.2 Written Consent. Any action required or permitted to be taken by the stockholders may be taken without a meeting by written consent.

Section 2.3 Quorum. A majority of the outstanding shares entitled to vote shall constitute a quorum.

Section 2.4 Voting. Each share entitled to vote shall be entitled to one vote. No cumulative voting shall be permitted.

Section 2.5 Preemptive Rights. No stockholder shall have any preemptive or preferential right to purchase or subscribe for any additional shares of the Corporation.

ARTICLE III – DIRECTORS

Section 3.1 Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board.

Section 3.2 Number. The number of directors shall be fixed by resolution of the Board.

Section 3.3 Meetings. Meetings may be held in person or by remote communication.

Section 3.4 Written Consent. Any action may be taken without a meeting by written consent.

Section 3.5 Quorum. A majority of directors shall constitute a quorum.

Section 3.6 Chairman. The Board may elect a Chairman.

ARTICLE IV – OFFICERS

Section 4.1 Officers. The officers of the Corporation shall be appointed by the Board and may include a Chief Executive Officer, Chief Scientific Officer, Chief Medical Officer, Secretary, Treasurer, and such other officers as the Board deems appropriate.

Section 4.2 Authority. Officers shall have such authority and duties as determined by the Board.

ARTICLE V – INDEMNIFICATION

The Corporation shall indemnify its directors and officers to the fullest extent permitted by Delaware law.

ARTICLE VI – RECORDS

The Corporation shall maintain its records in written or electronic form.

ARTICLE VII – AMENDMENTS

These Bylaws may be amended or repealed by the Board of Directors or stockholders as permitted by law.